ACORDA THERAPEUTICS, INC.
420 SAW MILL RIVER ROAD
ARDSLEY, N.Y. 10502

September 13, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
           Office of Healthcare and Insurance

Re:	Acorda Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016
Form 8-K, Item 2.02
Furnished April 28, 2016
File No. 000-50513
Dear Ladies and Gentlemen:
This letter sets forth the responses of Acorda Therapeutics, Inc. ("Acorda", "we" or the "Company") to the Staff's letter dated July 20, 2016 with respect to the above captioned filings.  For the Staff's convenience, we have repeated the Staff's comments below before each of our responses.
Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition -
Ampyra, page 111

1.  You disclose on page 84 that as a result of settlement agreements reached in 2015, Actavis, Aurobindo, Sun and Par Pharmaceutical will be permitted to market generic versions of Ampyra in the U.S. at a specified date in 2027, or potentially earlier under certain circumstances.  Please describe for us the circumstances that would allow for earlier marketing of generic versions of Ampyra in the U.S. and how much earlier this could potentially occur. Tell us what consideration you gave to providing disclosure of this information when describing any known trends or uncertainties with respect to Ampyra revenue in the U.S. pursuant to Item 303(a) of Regulation S-K.

As disclosed in Acorda's filings with the SEC, we are defending our Amypra Orange book-listed patents in two types of legal proceedings:  Lawsuits in U.S. federal court that we brought against drug manufacturers that have filed applications with the U.S. Food and Drug Administration (FDA) to market generic versions of our Ampyra product (these applications are known as "ANDAs"); and inter partes review (IPR) proceedings at the U.S. Patent and Trademark Office (PTO) initiated by a third party challenging four of our Ampyra patents.  Details regarding these legal proceedings are included in our 2015 Form 10-K, and have been updated in our subsequent quarterly reports on Form 10-Q.
As the Staff has noted, in our 2015 Form 10-K we disclosed ANDA litigation settlement agreements with certain parties pursuant to which these parties will be permitted to market generic versions of Ampyra in the U.S. at a specified date in 2027, or potentially earlier under certain circumstances.  The key circumstances in the settlement agreements that would allow these parties to market generic versions of Ampyra in the U.S., earlier than the specified date, are (i) if another party gains the right to launch a generic version of Ampyra earlier than the specified date or (ii) if our patents are invalidated.
We did not provide this disclosure in the Management's Discussion and Analysis section of our 2015 Form 10-K because we believe our disclosure included all material information relating to these settlements.  Furthermore, we believe that any additional disclosure could materially adversely affect the ongoing ANDA litigation and IPR proceedings and potential settlements relating thereto.
Any change in the timing of the marketing rights of the ANDA parties that settled depends on the outcome of the legal proceedings and any future settlements we may enter into with other parties.  The outcome of legal proceedings is inherently uncertain, and in the case of Ampyra this uncertainly is complicated by the existence of two separate types of legal proceedings on separate timelines that may or may not result in conflicting outcomes.  For these reasons, we do not believe there is anything material to disclose in Management's Discussion and Analysis regarding trends or uncertainties relating to Ampyra revenue beyond our existing disclosure (in the Management's Discussion and Analysis section, on page 93) that "an adverse outcome in these legal proceedings could result in the loss of some or all Orange-book listed patents that we rely on for Ampyra."  We also note that in the Risk Factors section of our Form 10-K, on page 78, we included additional information about the risks associated with legal proceedings, including in particular risks associated with the ANDA litigation and IPR proceedings.

Zanaflex, page 112

2.  Please confirm, if true, that the return privilege had not substantially expired for product related to the $22.2 million one-time increase in net revenue as a result of your change in revenue recognition for Zanaflex sales. Refer to ASC 605-15-25-1 which requires recognition at the time of substantial expiration of the return privilege if it occurs before the conditions in ASC 605-15-25-1 are met.

In accordance with ASC 605-15-25-1, we confirm that the $22.2 million one-time increase in net revenue as a result of the change in revenue recognition policy for Zanaflex sales pertained to product for which the return privilege had not substantially expired.  The product that remained in the distribution channel still had right of return privileges at the time of the change in the revenue recognition policy.

With respect to the change in revenue recognition policy for Zanaflex sales, we followed the guidance in ASC 605-15-25-1 a through f. While the return privilege for Zanaflex sales had not substantially expired, we changed our revenue recognition policy for Zanaflex sales when we met the conditions of ASC 605-15-25-1 a through f for the recognition of revenue.

Form 8-K Earnings Release dated April 28, 2016

3.  You adjust for non-cash taxes in your non-GAAP presentation. This is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular 102.11. Please review this guidance when preparing your next earnings release.
We have reviewed the Staff's comment above regarding non-cash taxes.  We acknowledge and have reviewed the Staff's updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular 102.11. In addition, Rolf Sundwall and I have further discussed this issue on our call on September 9, 2016.  As we discussed, the comment appears relevant to two separate points regarding the treatment of taxes in our Non-GAAP presentation.  These are: (i) the adjustment for non-cash taxes and (ii) the tax effects of the adjustments in our non-GAAP presentation. I will address both of these points below.
As per my discussion with Rolf, Acorda adjusts for non-cash taxes for several reasons.  Most importantly, while Acorda is a commercial company today, we have substantial net operating loss carryforwards and tax credit carryforwards.  Therefore, other than Federal AMT, certain state or Puerto Rico taxes, Acorda is not a significant cash tax payer at this time and is unlikely to be for the foreseeable future.  For this reason, analysts and investors frequently inquire as to the cash tax position of the Company.  Therefore, we believe that it is important to adjust for non-cash taxes in order to show a more accurate picture of Acorda's financial position, and that removing the non-cash tax adjustment would be misleading to investors.  We believe this to be the case regardless of the direction of the adjustment - in some quarters (such as in the second quarter of 2016), we adjust out a tax benefit on our GAAP consolidated statement of operations, and when we make this adjustment we are reducing non-GAAP earnings.  To reiterate, we believe it is appropriate to adjust for non-cash taxes for the following reasons:
-	We currently do not pay significant cash taxes,
-
At December 31, 2015, we had approximately $195 million in federal NOL carryforwards and approximately $12 million in certain state NOL carryforwards and approximately $20 million in R&D tax credit carryforwards,

-	We do not expect to be a significant cash taxpayer for the foreseeable future, and
-
We believe that it is important to investors to understand the cash taxes that we actually pay; whether Federal AMT, certain state or Puerto Rico taxes, as opposed to focusing on our GAAP effective tax rate.

As it relates to the tax effects of our non-GAAP adjustments, while we understand that the Compliance and Disclosure Interpretations indicate that we tax effect the adjustments in our non-GAAP presentation, we believe that it would be misleading for Acorda to do so at this time for the reasons set forth above.  By tax effecting the adjustments, we are creating the same issue we currently have with our GAAP tax expense line which is the reason we adjust for non-cash taxes in our non-GAAP presentation as discussed above.  Since tax effecting these adjustments would result in little or no change in our actual cash tax position, we believe it would be misleading to have a tax effect line item without then reversing that very line item to reflect that they are non-cash taxes.  We further believe that tax effecting the adjustments and then in the same presentation reversing those tax adjustments would add confusion to our non-GAAP presentation without providing additional useful information to investors.

Based on the Staff's comment regarding the non-cash tax adjustment in our non-GAAP presentation, going forward, we will enhance the disclosure in our non-GAAP presentation, in the footnotes, to better explain why we make that adjustment.  Similarly, in regards to the issue of tax effecting adjustments in the non-GAAP presentation, we believe that the best way to address this for the foreseeable future (i.e., while we are not a significant cash taxpayer due to accumulated NOLs) is to include a footnote to the non-GAAP presentation that explains why we do not tax effect our non-GAAP adjustments.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings.  We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff's prompt review of this response letter.  Should you have any follow-up questions, please call me at 914-326-5830.

Sincerely,

/s/ Michael Rogers
Michael Rogers
Chief Financial Officer